Exhibit 99.38

News Release

NORBORD AND AINSWORTH SHAREHOLDERS APPROVE PROPOSED MERGER

TORONTO, ON and VANCOUVER, BC (January 27, 2015) – Norbord Inc. (TSX: NBD) (“Norbord”) and Ainsworth Lumber Co. Ltd. (TSX: ANS) (“Ainsworth”) today announced that at special meetings held by each company earlier today, Norbord shareholders and Ainsworth shareholders and optionholders approved the previously announced proposed combination of Norbord and Ainsworth by way of a plan of arrangement. The transaction was approved by approximately 99.46% of the votes cast by all of the Norbord shareholders eligible to vote at the Norbord meeting and approximately 98.45% of the votes cast by minority shareholders of Norbord. The transaction was approved by approximately 99.99% of the votes cast by all of the Ainsworth shareholders and optionholders eligible to vote at the Ainsworth meeting and approximately 99.98% of the votes cast by minority shareholders of Ainsworth.

The transaction remains subject to customary conditions to closing, including approval of the plan of arrangement by the Supreme Court of British Columbia. Subject to receipt of court approval and the satisfaction or waiver of all closing conditions, the transaction is expected to close by the end of the first quarter of 2015.

Norbord and Ainsworth today also provided the following general update in connection with the transaction. While the transaction is not reportable under the U.S. Hart-Scott-Rodino Antitrust Improvement Act of 1976 or the Canadian Competition Act because Norbord and Ainsworth share a common controlling shareholder, the U.S. Department of Justice (the “DOJ”) has requested information about the transaction and the companies, as it is entitled to do. Norbord and Ainsworth are providing the DOJ with the information it has requested and are working proactively with the DOJ to ensure an expedited review process. Norbord and Ainsworth are confident this review will have a satisfactory outcome and that it will not impact the companies’ ability to close the transaction by the end of the first quarter of 2015.

About Norbord

Norbord Inc. is an international producer of wood-based panels with assets of more than $1 billion, employing approximately 1,900 people at 13 plant locations in the United States, Europe and Canada. Norbord is one of the world’s largest producers of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord is a publicly traded company listed on the Toronto Stock Exchange under the symbol NBD.

About Ainsworth

Ainsworth Lumber Co. Ltd. is a leading manufacturer and marketer of OSB with a focus on value-added specialty products for markets in North America and Asia. Ainsworth’s four OSB manufacturing mills, located in Alberta, British Columbia and Ontario, have a combined annual capacity of 2.5 billion square feet (3/8-inch basis). Ainsworth is a publicly traded company listed on the Toronto Stock Exchange under the symbol ANS.

Forward Looking Information

Certain information provided in this news release is forward-looking information pursuant to National Instrument 51-102 promulgated by the Canadian Securities Administrators. Norbord and Ainsworth believe that the expectations reflected in such information are reasonable, but no assurance is given that such expectations will be correct. Forward-looking information is based on the beliefs and assumptions of Norbord and Ainsworth based on information available at the time the assumptions were made and on management’s experience and perception of historical trends, current conditions and expected further developments as well as other factors deemed appropriate in the circumstances. Investors are cautioned that there are risks and uncertainties related to such forward-looking information and actual results may vary. This news release contains forward-looking information concerning the anticipated completion of the transaction, the anticipated timing and outcome of the U.S. Department of Justice’s review and the anticipated timing for completion of the transaction. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking information include, without limitation, the timing of receipt of any necessary court and other third party approvals, the timing for completion and the outcome of the U.S. Department of Justice’s review and the time necessary to satisfy the conditions to closing of the transaction. There can be no assurances that any such approvals will be obtained, the U.S. Department of Justice’s review will be completed on a timely basis or with a satisfactory outcome and/or any such conditions will be met or waived. The transaction could be modified, restructured or terminated. Investors are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect the operations or financial results of Norbord, Ainsworth or the combined company are included in the joint management information circular in relation to the proposed combination and other filings made by Norbord and Ainsworth with the Canadian Securities Administrators and may be accessed through SEDAR (www.sedar.com), at www.norbord.com or at www.ainsworthengineered.com. The forward-looking information is made as of the date of this news release and Norbord and Ainsworth assume no obligation to update or revise them to reflect new events or circumstances, except as explicitly required by applicable securities laws.

For information, contact:

Norbord Investors:

Heather Colpitts

Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com

Ainsworth Investors:

Rob Feustel

Treasurer

Tel. (604) 661-3235

info@ainsworth.ca

Media:

Longview Communications Inc.

Trevor Zeck – (604) 694-6037

Nick Anstett – (416) 649-8008

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